[Letterhead of Seagate Technology]

November 30, 2005

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

Attn:	Mark P. Shuman, Esq.
Rebekah Toton, Esq.

Re:	Seagate Technology
Registration Statement on Form S-3 (File No. 333-122149)
Post-Effective Amendment No. 2

Ladies and Gentlemen:

The Company hereby acknowledges the following matters:

(1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing referenced above effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert the Staff’s comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

The Company requests that it be notified of the effectiveness of the registration statement by telephone call to Gregory M. King of Simpson Thacher & Bartlett LLP, at (650) 251-5175.

Please provide copies of the Commission’s order declaring the Registration Statement effective to William L. Hudson, Executive Vice President, General Counsel and Secretary of the Company, 920 Disc Drive, P.O. Box 66360, Scotts Valley, California 95067, and to William H. Hinman, Jr., Esq. of Simpson Thacher & Bartlett LLP, 3330 Hillview Avenue, Palo Alto, California 94304.

Very truly yours,

By:	/s/ William L. Hudson
Name:	William L. Hudson
Title:	Executive Vice President,
General Counsel and Secretary